Free Writing Prospectus
(To the Preliminary Prospectus Supplement dated October 30, 2018)
Filed pursuant to Rule 433
Registration Statement No. 333-212778

The Hartford Financial Services Group, Inc.

12,000,000 Depositary Shares, Each Representing a 1/1000th Interest in a Share of 6.000% Non-Cumulative Preferred Stock, Series G

FINAL TERM SHEET

Dated October 30, 2018

This term sheet supplements the information set forth in the Prospectus Supplement, subject to completion, dated October 30, 2018 to the Prospectus dated July 29, 2016 (collectively, the “preliminary prospectus”).

Issuer:	The Hartford Financial Services Group, Inc.

Depositary shares offered:	12,000,000 depositary shares, each of which represents a 1/1,000th interest in a share of the Issuer’s 6.000% Non-Cumulative Preferred Stock, Series G (“preferred stock”). At the consummation of the depositary shares offering, the Issuer will issue 12,000 shares of preferred stock, subject to the underwriters’ option to purchase additional depositary shares.

Trade Date:	October 30, 2018

Settlement Date:	November 6, 2018

Option for underwriters to purchase additional depositary shares:	1,800,000 additional depositary shares (corresponding to 1,800 additional shares of preferred stock), solely to cover overallotments.

Maturity:	Perpetual.

Liquidation preference:	$25,000 liquidation preference per share of preferred stock (equivalent to $25.00 per depositary share).

Public offering price:	$25.00 per depositary share / $300 million total (assuming no exercise of the underwriters’ option to purchase additional depositary shares).

Underwriting discount:	$0.7875 per depositary share sold to retail investors and $0.50 per depositary share sold to institutional investors / $8,754,307.50 total (assuming no exercise of the underwriters’ option to purchase additional depositary shares).

Proceeds, before expenses, to the Issuer:	$24.2705 per depositary share / $291,245,692.50 million total (assuming no exercise of the underwriters’ option to purchase additional depositary shares).

Dividends:	6.000% on the liquidation amount of $25,000 for each share of preferred stock per year.

Dividend payment dates:	If declared, February 15, May 15, August 15 and November 15 of each year, commencing on February 15, 2019.

Optional Redemption:

The Issuer may, at its option, redeem the preferred stock:

•  in whole but not in part, at any time prior to November 15, 2023, within 90 days after the occurrence of a “rating agency event” (as defined in the preliminary prospectus), at a redemption price equal to $25,500 per share of preferred stock (equivalent to $25.50 per depositary share), plus an amount equal to any accrued and unpaid dividends per share that have accrued but not been declared and paid for the then-current dividend period to, but excluding, such redemption date;

•  (i) in whole but not in part, at any time prior to November 15, 2023, within 90 days after the occurrence of a “regulatory capital event” (as defined in the preliminary prospectus) or (ii) in whole or in part, from time to time, on or after November 15, 2023, in each case (i) and (ii), at a redemption price equal to $25,000 per share of preferred stock (equivalent to $25.00 per depositary share), plus an amount equal to any accrued and unpaid dividends per share that have accrued but not been declared and paid for the then-current dividend period to, but excluding, such redemption date.

Listing:	The Issuer will apply to list the depositary shares on the New York Stock Exchange and expects trading on the New York Stock Exchange to begin within 30 days of the initial issuance of the depositary shares.

Expected ratings (Moody’s / S&P)*:	Baa3 / BBB-

CUSIP / ISIN:	416518603 / US4165186036

Depositary:	Computershare Inc. and Computershare Trust Company, N.A. collectively will be the depositary for the depositary shares as of the original issue date. The depositary may resign upon 30 days’ notice whereupon we will appoint a successor within 30 days.

Joint Book Running Managers:	Wells Fargo Securities, LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC

Joint Lead Manager:	J.P. Morgan Securities LLC

Senior Co-Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC Deutsche Bank Securities Inc. U.S. Bancorp Investments, Inc.

Junior Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC BNY Mellon Capital Markets, LLC KeyBanc Capital Markets Inc.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC toll free at 1-800-645-3751, calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322 or by calling Morgan Stanley & Co. LLC toll free at 1-866-718-1649.

The underwriters expect to deliver the depositary shares on or about November 6, 2018, which is the fifth U.S. business day following the date hereof (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the depositary shares prior to the second business day prior to the closing of the offering will be required, by virtue of the fact that the depositary shares initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.

*The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings are subject to revision or withdrawal at any time by Moody’s or S&P. Each of the security ratings above should be evaluated independently of any other security rating.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER E-MAIL SYSTEM.